BlackRock EuroFund

File No. 811-04612

Item No. 77M (Mergers) -- Attachment

During the fiscal semi-annual period ending April 30, 2007, BlackRock EuroFund (the “Registrant”) acquired substantially all of the assets and assumed substantially all of the liabilities of The Europe Fund, Inc. (“Europe Fund”), File No. 811-06042.

The Board of the Registrant and the Board of Europe Fund unanimously approved the Reorganization at meetings held on May 23, 2006 (Registrant) and June 6, 2006 (Europe Fund) and the proposal which provides for the transfer of substantially all of the assets and certain stated liabilities of Europe Fund to the Registrant in exchange solely for newly-issued Class I1 shares of the Registrant; the distribution of such shares to the shareholders of Europe Fund; and the dissolution of Europe Fund as a Maryland corporation and its deregistration as an investment company under the 1940 Act.

On July 7, 2006, in connection with the Reorganization, the Registrant filed a Preliminary Registration Statement on Form N-14 (File No. 333-135644) (the “N-14 Registration Statement”).  The N-14 Registration Statement contained the proxy materials soliciting the approval of the Reorganization by the shareholders of Europe Fund.  Pre-effective Amendment No. 1 to the N-14 Registration Statement was filed on August 8, 2006.  The N-14 Registration Statement as so amended was declared effective by the Commission on August 10, 2006.

On September 20, 2006, the shareholders of Europe Fund approved the Reorganization at a special meeting of shareholders held for that purpose.  On November 6, 2006 (the “Reorganization Date”), pursuant to the Agreement, Europe Fund transferred assets valued at $113, 024,629.70 to the Registrant and received in exchange 5,532,828.954 newly-issued Class I1 shares of the Registrant.  Such shares were then distributed to the shareholders of Europe Fund on that date.

An Application for Deregistration on Form N-8F will be filed by Europe Fund with the Securities and Exchange Commission.